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                                                          SEC FILE NUMBER
                                                              1-31590
                                                   -----------------------------
                                                           CUSIP NUMBER
                                                             81222P106


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   [X] Form 10-K   [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
               [_] Form N-SAR  [_] Form N-CSR

   For Period Ended:     December 31, 2007
   [_]   Transition Report on Form 10-K
   [_]   Transition Report on Form 20-F
   [_]   Transition Report on Form 11-K
   [_]   Transition Report on Form 10-Q
   [_]   Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         -------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION \

SEARCHHELP, INC
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Full Name of Registrant


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Former Name if Applicable

6800 Jericho Turnpike, Suite 208E
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Address of Principal Executive Office (Street and Number)

Syosset, NY 11791
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |(a) The reason described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
         |     expense
         |
    |X| |(b) The subject annual report, semi-annual report, transition report | on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will | be filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or | transition report on Form 10-Q or subject distribution reportion | Form 10-D, or portion thereof, will be filed on or before the
         |     fifth calendar day following the prescribed due date; and
         |
         |(c)  The  accountant's  statement  or other  exhibit  required by Rule
         |     12b-25(c) has been attached if applicable.

SEC 1344 (05-06)  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its quarterly report on Form 10-KSB for the period ended December 31, 2007 within the prescribed time because the Registrant and its accounting staff require additional time to complete the financial statements and the notes thereto. The Registrant is working to complete the preparation of the financial statements as expeditiously as possible. The Registrant expects that the subject Annual Report on Form 10-KSB will be filed within the period specified by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           John  Caruso              (516)                922-4765
      ---------------------------------------------------------------------
             (Name)                (Area Code)        (Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [X] No [_]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects its net loss for the year ended December 31, 2007 to increase to approximately $5,900,000 as compared to a loss of $3,951,743 for the year ended December 31, 2006. The increase in the loss of approximately $2,000,000 is primarily due to an adjustment for the impairment of certain intangible assets for approximately $1,200,000, an increase in interest expense related to debt securities issued by the Company in a private placement of approximately $353,000, an increase in selling expenses of approximately $108,000, a decrease in other income and a recovery from a settelment in 2006 of approximately $194,000 and an increase in depreciation and amortization expense of approximately $63,000. These current period figures are preliminary and are subject to further adjustment.

                                Searchhelp, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      Date: March 31, 2008            By:   /s/ John Caruso
            --------------                  ------------------------------------
                                            John Caruso, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25() of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a atter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter.)